August 21, 2025

John Xu
Chief Executive Officer
Maison Solutions Inc.
127 N Garfield Ave
Monterey Park, California 91754

       Re: Maison Solutions Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 5, 2025
           File No. 333-286500
Dear John Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 22, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 5, 2025 Cover Page

1.     We note your response to prior comment 4. Please update the total
"Conversion
       Amount" used to calculate the number of shares being registered, as the $5,148,000 figure appears outdated based on your updated calculations.
Risk Factors
Risks Related to This Offering
The shares of Class A common stock being offered in this prospectus represent a substantial percentage..., page 8

2. Please disclose the percentage of shares being offered in this prospectus compared to your public float, as well as currently outstanding shares.
 August 21, 2025
Page 2

If we are unable to regain or maintain compliance with the continued listing requirements..., page 9

3. We note your response to prior comment 2. Please restore to this risk factor disclosure regarding the negative impact that sales of the shares of Class A common stock being offered in this prospectus may have on the trading price of your shares and therefore your ability to regain compliance with Nasdaq's minimum bid price requirement.
Private Placement
Initial Note, page 14

4. We note your added disclosure in response to prior comment 3. Please also disclose the trading price of your Class A common stock at which, assuming conversion at the floor price and sale of all conversion shares, the selling shareholder would no longer realize a profit relative to what it paid for the Initial Note.
General

5. We note that you are relying on Instruction VII to Form S-1 to incorporate by reference previously filed Exchange Act reports, which requires that you have filed an annual report for your most recently completed fiscal year. Your Form 10-K for the year ended April 30, 2025, filed on August 14, 2025, incorporates the
Part III
       information by reference to a proxy statement not yet on file. Please either file the complete Form 10-K, including Part III information, or amend your registration statement to include Part III information.
       Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Christina C. Russo